Exhibit (a)(1)(H)

HUDSON TECHNOLOGIES TO PURCHASE AND RETIRE 26% OF THE TOTAL NUMBER OF OUTSTANDING COMMON SHARES

Highlights of Transactions

•	Hudson Purchases and Retires 5.7 Million Common Shares from Fleming Funds
•	Company Makes Tender Offer to All Shareholders to Buy approximately 1.2 Million Additional Common Shares, Increasing Total Shares to be Retired to 6.9 Million
•	Hudson Increases Existing Credit Facility with Keltic Financial Partners, LP to $10 Million and Extends Facility for Three Years
•	Hudson Management Team Invests $6 million to Purchase 9.2 Million of Hudson Common Shares from Fleming Funds

Pearl River, New York - June 29, 2007 - Hudson Technologies, Inc. (Nasdaq: HDSN) today announced that the Fleming Funds have sold 14.9 million shares of Hudson’s common stock in a series of transactions involving the Company and certain members of the Company’s management. Prior to these transactions, the Fleming Funds were the Company’s largest shareholders and owned in the aggregate approximately 19.1 million shares, or 74%, of the Company’s outstanding common stock. Specifically, the Company purchased and retired 5.7 million shares of its common stock from the Fleming Funds at a purchase price of $0.65 per share, for total consideration of $3.7 million. Additionally, certain executive officers and one key employee of the Company, in separate private transactions, purchased 9.2 million shares of the Company’s common stock from Fleming Funds at a purchase price of $0.65 per share, for a total consideration of $6 million. The shares purchased by management are unregistered shares and management did not receive registration rights in connection with their purchase of these shares. Current regulations, among other things, restrict the public sale of unregistered shares for a minimum of one year.

Hudson also announced today that it has authorized the expenditure of $1.3 million to complete a Tender Offer to all of its common shareholders to purchase and retire up to approximately 1.2 million additional shares of its common stock at a purchase price of $1.12 per share. Hudson’s officers and directors, and the Fleming Funds, have advised that they do not intend to tender any of their shares in the Tender Offer.

To the extent that Hudson’s shareholders do not tender their shares in the Tender Offer, any amounts remaining from the $1.3 million authorized for the Tender Offer will be used to purchase and retire additional shares from the Fleming Funds at the Tender Offer price of $1.12 per share.

As a consequence of both the 5.7 million shares the Company has purchased from the Fleming Funds and the 1.2 million additional shares to be purchased by the Company, the Company will retire an aggregate of approximately 6.9 million shares of Hudson’s common stock and increase its long-term debt by $5 million. The retirement of these shares represents more than a 26% reduction in the number of outstanding shares of the Company.

Exhibit (a)(1)(H)

As investors in the Company for over eight years, the Fleming Funds, which are finite-life partnerships, have reached a point in the partnerships’ term that makes it necessary to seek liquidity of the partnerships’ remaining investments. For this reason the Fleming Funds negotiated to sell a substantial portion of their shares in a series of transactions with the Company and with certain members of management designed to address the Fleming Funds’ goal of achieving liquidity on a majority of their investments while endeavoring to benefit all other Company shareholders as well.

Kevin J. Zugibe, chairman and chief executive officer, commented, “Hudson’s board of directors believes that the Tender Offer and the Company’s purchase of the Fleming Funds shares are in the best interests of all shareholders and are a prudent use of Hudson’s resources. The purchase by Hudson of its common stock is intended to create shareholder value through the retirement of more than 26% of the Company’s outstanding shares. These transactions, together with the significant personal investment made by our management to purchase shares from the Fleming Funds, reflect our confidence in the future of the Company.”

Neither management nor any member of our board of directors, nor the Company’s Information Agent for the Tender Offer makes any recommendation to any shareholder as to whether to tender or refrain from tendering any shares, and no person has been authorized to make any recommendation. Shareholders must make their own decision whether to tender any of their shares and, if so, how many shares to tender. The Tender Offer will expire at 5:00 PM on August 15, 2007, unless extended by Hudson. Tenders must be made on or prior to the expiration of the Tender Offer and may be withdrawn at any time on or prior to the expiration of the Tender Offer. The Tender Offer is subject to the terms and conditions set forth in the Company’s Offer to Purchase and related materials, which will be filed with the SEC today.

Extension of Credit Facility
On June 26 2007, the Company, through its subsidiary Hudson Technologies Company, entered into an Amended and Restated Loan Agreement with Keltic Financial Partners, LP, by which the term of the existing credit facility was extended for three years through June 2010, the total borrowing limit was increased from $6 million to $10 million (the “Credit Facility”) and the interest rate under the Credit Facility was reduced to the Prime Rate plus 0.375% (from the Prime Rate plus 0.75%).

Non-Recurring, Non-Cash Events
As a result of the transactions with the Company and with Hudson’s management team, the Fleming Funds have sold a total of 14.9 million shares, representing approximately 58% of the then total issued and outstanding shares of the Company. Pursuant to IRS Code Section 382, the sale of the shares by the Fleming Funds constitutes a “change in control”, which would potentially limit Hudson’s ability to fully utilize its existing Net Operating Loss Carry Forwards (“NOLs”). Since a change in control has occurred, it was necessary for the Company to reassess the utilization of its NOLs and its corresponding deferred tax asset. As a result of its reassessment, the Company recognized a non-cash increase in the deferred tax asset and an income tax gain of approximately $1.3 million. Moreover, the Company believes that most of its NOLs will be available to it; however, the Company’s ability to utilize its NOLs is subject to future earnings.

Exhibit (a)(1)(H)

Pursuant to generally accepted accounting principles, the sale by the Fleming Funds to the management team of 9.2 million shares at a purchase price of $0.65 per share required the Company to incur, in the quarter ended June 30, 2007, a one-time, non-cash compensation expense and a corresponding increase to additional paid-in capital of approximately $4.3 million. The Company’s net worth will be unaffected by this non-recurring, non-cash charge.

About Hudson Technologies
Hudson Technologies, Inc. is a leading provider of innovative solutions to recurring problems within the refrigeration industry. Hudson’s proprietary RefrigerantSide® Services increase operating efficiency and energy savings, and remove moisture, oils and other contaminants frequently found in the refrigeration circuits of large comfort cooling and process refrigeration systems. Performed at a customer’s site as an integral part of an effective scheduled maintenance program or in response to emergencies, RefrigerantSide® Services offer significant savings to customers due to their ability to be completed rapidly and at higher purity levels, and can be utilized while the customer’s system continues to operate. In addition, the Company sells refrigerants and provides traditional reclamation services to the commercial and industrial air conditioning and refrigeration markets. For further information on Hudson, please visit the Company’s web site at www.hudsontech.com. Information on Hudson’s website is not a part of this release.

Safe Harbor Statement under the Private Securities Litigation Act of 1995
Statements contained herein, which are not historical facts constitute forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, but are not limited to, changes in the markets for refrigerants (including unfavorable market conditions adversely affecting the demand for, and the price of refrigerants), the Company’s ability to source refrigerants, regulatory and economic factors, seasonality, competition, litigation, the nature of supplier or customer arrangements which become available to the Company in the future, adverse weather conditions, possible technological obsolescence of existing products and services, possible reduction in the carrying value of long-lived assets, estimates of the useful life of its assets, potential environmental liability, customer concentration, the ability to obtain financing and other risks detailed in the Company’s periodic reports filed with the Securities and Exchange Commission.  The words “believe”, “expect”, “anticipate”, “may”, “plan”, “should” and similar expressions identify forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statement was made.

Exhibit (a)(1)(H)

This press release is for informational purposes only and is not an offer to buy or a solicitation of an offer to sell any shares of the Company’s common stock. The solicitation of offers to buy the Company’s common stock in the Tender Offer will only be made pursuant to the Offer to Purchase and related materials, which will be filed with the SEC today, and which will be mailed to shareholders of record, and also will be made available for distribution to beneficial owners of the Company’s common stock. Shareholders should read those materials carefully because they will contain important information, including the various terms and conditions of the Tender Offer. Shareholders will be able to obtain the Offer to Purchase and related materials for free at the SEC website at www.sec.gov or from our information agent for the Tender Offer, Continental Stock Transfer and Trust Company, by calling (800) 509-5586.

Contact:	Eric Anderson
Coltrin & Associates (for Hudson Technologies)
212-221-1616 ext.117 eric_anderson@coltrin.com